

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43415



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. WAINWRIGHT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 FEDERAL STREET, 19th FLOOR
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENT HIPPERT 443-541-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN & GANZ, P.C.
(Name – *if individual, state last, first, middle name*)

98 CUTTERMILL ROAD	GREAT NECK,	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/1/03

OATH OR AFFIRMATION

I, Brent E. Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None!

Signature

CFO

Title

Notary Public


JOHN R. NIEC
NOTARY
PUBLIC
BALTIMORE CITY, MD

JOHN R. NIEC
Notary Public State of Maryland
My Commission Expires January 30, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. C. Wainwright & Co., Inc.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)
(SEC I.D. No. 8-43115)

Statement of Financial Condition and Independent Auditors' Report as of December 31, 2002 and Supplemental Report on Internal Control

Filed in Accordance with SEC Rule 17a-5(e)(3) as a Public Document.

GOLDSTEIN & GANZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
98 CUTTERMILL ROAD
GREAT NECK, NEW YORK 11021

(516) 487-0110
Facsimile (516) 487-2928

Member of the American Institute of Certified Public Accountants, SEC Practice Section

Member of The New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
H.C. Wainwright & Co., Inc.:

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., Inc. (the "Company")(a wholly-owned subsidiary of H.C. Wainwright Holding Corporation) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the account principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of H.C. Wainwright & Co., Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a gong concern. As discussed in Note 5 to the statement of financial condition, the Company has suffered recurring losses from operations, and net capital deficiencies that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The statement of financial condition does not include any adjustments relating to the recoverability or reclassification of any asset or liability that might result from the outcome of this uncertainty.

As described in Note 2, the Company's net capital at December 31, 2002 includes a $961,282 subordinated loan from a bank that is in default.



Great Neck, New York
February 5, 2003

Goldstein & Ganz, CPA's, P.C.

H. C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CASH AND CASH EQUIVALENTS	$	422,574
RECEIVABLES:		
From clearing broker		214,679
Other		182,808
SECURITIES OWNED:		
Marketable, at market value (cost, $202,247)		199,828
Not readily marketable,at estimated fair value, held for investment (cost, $480,372)		148,642
SECURED DEMAND NOTES		300,000
ADVANCES TO AFFILIATES		4,630,886
PREPAID EXPENSES, DEPOSITS AND OTHER ASSETS		550,394
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less accumulated depreciation and amortization of $230,486		144,384
	$	6,794,195
LIABILITIES AND STOCKHOLDER'S EQUITY		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	776,385
SECURITIES SOLD BUT NOT YET PURCHASED, at market value (selling price, $2,934)		4,895
		781,280
SUBORDINATED BORROWINGS		2,961,282
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common stock (200,000 shares of no par value authorized; 100,000 shares issued)		883,867
Paid-in capital		14,207,599
Less treasury stock, at cost, 5,000 shares		(98,050)
Accumulated deficit		(11,941,783)
Total stockholder's equity		3,051,633
	$	6,794,195

See notes to statement of financial condition.

H. C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

1. **SIGNIFICANT ACCOUNTING POLICIES**

The Company – H. C. Wainwright & Co., Inc. (the "Company") (a wholly-owned subsidiary of H.C. Wainwright Holding Corporation (the "Parent")) is a Massachusetts corporation and a broker and dealer in securities. The Company introduces brokerage transactions for clearance and execution services to Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation) ("Pershing"), a New York Stock Exchange member firm, on a fully disclosed basis.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

Security Transactions – Security transactions and related commission revenues and expenses are recorded in the financial statements on a settlement-date basis, which approximates a trade-date basis.

Investments in Securities – Marketable securities are valued at market value, and securities not readily marketable are valued at their estimated fair value as determined by management of the Company. Realized and unrealized gains or losses are recorded in the statement of operations.

Depreciation and Amortization – Depreciation is computed using the straight-line method based on the estimated useful lives of the assets. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

Income Taxes – The Company files its federal and state income tax returns on a consolidated basis with H.C. Wainwright Holding Corporation and other subsidiaries of its Parent. The income tax provision or benefit is allocated to the Company under the terms of a tax allocation agreement. The amount allocated is determined as if the Company calculated its taxes as a separate company. Amounts due to or due from the Parent are included in advances to affiliates. Amounts due from Parent for income taxes were approximately $1,268,000 at December 31, 2002. The principal differences between the tax provision as presented in the financial statements and such provision computed under statutory rates are the impact of nontaxable interest income and non-deductible travel and entertainment expenses.

Cash Equivalents – Cash equivalents consist of investments in money market funds with the Company's clearing broker and the Company's primary bank.

H. C. WAINWRIGHT & CO., INC.
(A Wholly-Owned Subsidiary of H.C. Wainwright Holding Corporation)

NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002 (Continued)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, shall not exceed fifteen times net capital (1500%), as defined. In addition, required net capital is $100,000. At December 31, 2002, the Company's percentage of aggregate indebtedness to net capital was 237% and net capital was $327,160, which exceeded required net capital by $227,160.

3. TRADING SECURITIES

The Company purchases marketable securities held for trading through various margin accounts maintained with its principal clearing broker. The aggregate of the market value of securities held in such accounts cannot exceed 15 times net capital, as defined (Note 2). Any and all payables to the broker by the Company may be collateralized by securities held by the broker on behalf of the Company. At December 31, 2002, none of the above trading securities held by the Company had been purchased through such margin accounts.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist of trading and investment securities at market values as follows:

	Cost	FMV
Corporate Stocks	$682,619	$348,470

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2002, these securities consist of equities at estimated fair value of $148,642.

5. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

The Company is subject to claims and lawsuits that arise in the ordinary course of business. Some of these claims and lawsuits seek damages in amounts which could, if assessed, be significant. On the basis of present information and advice received from counsel, management believes that the ultimate disposition or determination of these claims will not have a material adverse effect on the Company's results of operations or financial position.

Leases

The Company operates its primary offices under a noncancelable agreement expiring at December 31, 2004. Among other provisions, the lease contains escalation clauses for taxes and maintenance. During 2002, the Company either closed or reduced in size certain of its offices and obtained releases from the landlords on those properties. The settlement agreements for these leases have been included in the rent expense. The Company also leases space in Boston, Massachusetts in an executive suite on a month-to-month basis.

Total rent expense, net of sublease income, amounted to $2,250,300 in 2002.

The Company also leases equipment under noncancelable leases expiring at various times through 2003. Rent expense under these leases amounted to $615,867 in 2002. During 2002, the Company negotiated the termination of various leases. The settlements on these leases are included in the equipment lease expense.

The following is a schedule of the minimum annual payments over the noncancelable terms of the Company's leases:

Year Ending December 31	Minimum Annual Payments
2003	$ 586,728
2004	574,250
Total	$ 1,160,978

5. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Going Concern

The Company's revenues decreased to approximately $17,146,000 in 2002, from approximately $33,431,000 in 2001 and have continued to sustain net losses of approximately $3,884,000 in 2002, and approximately $5,533,000 in 2001.

During 2002, the Company did not have sufficient cash to pay for the cost of its operations. The Company received $1,300,000 from its Holding Company as additional capital contributions for working capital. The fact that the Company continued to sustain losses in 2002 and still requires additional sources of outside cash to sustain operations, continues to create uncertainty about the Company's ability to continue as a going concern.

Management has developed a plan to increase revenue from other sources of income, reduce its operational costs and improve cash flow through closing offices, reducing personnel, eliminating and reducing other costs of operations and raising additional funds either through issuance of debt or equity.

The ability of the Company to continue as a going concern is dependent upon the Company's ability to raise additional funds either through the issuance of debt or equity and the success of Management's plan to increase revenue and reduce operational costs. The Company anticipates that it will be able to generate or raise the necessary funds it may require for the remainder of 2003. If the Company is unable to fund its cash flow needs, the Company may have to further reduce operations. The statement of financial condition does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

6. SAVINGS AND INVESTMENT PLAN

The Company provides a savings and investment plan for eligible employees. The plan is a defined contribution plan, which allows for a compensation reduction feature under Section 401(k) of the Internal Revenue Code. A matching employer contribution, not to exceed 6% of the employee's compensation for the plan year, may be made to each employee's account at the Company's discretion. The Company has made no contributions in 2002.

7. RELATED-PARTY TRANSACTIONS

Subordinated debt in the amount of $1,500,000 at December 31, 2002 is owed to two members of the Company's Board of Directors (Note 8).

The Company makes interest-free advances, due on demand, to certain affiliated entities. Such advances amounted to $4,630,886 at December 31, 2002.

8. SUBORDINATED BORROWINGS

Under the terms of the Company's agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has a subordinated loan with a bank in the amount of $961,282. The entire principal balance was due on December 31, 2002 and was repaid in January 2003. Interest was payable monthly at the bank's prime rate plus 3%.

The Company has three additional $100,000 subordinated debt agreements with an officer of the Company, which was repaid in February 2003. The agreements provide for interest at the rate of 5% per annum, and were collateralized by securities.

The Company also has a revolving subordination agreement with its former clearing broker under which it may borrow up to $1,200,000. The agreement expires on July 31, 2003; interest is payable monthly on the principal amount at 11%. At December 31, 2002, the Company had $1,200,000 outstanding under this agreement.

A majority shareholder of the Company has entered in a subordinated loan of $500,000, which matures July 31, 2003 and bears interest at the rate 10% per annum.

9. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2002.

GOLDSTEIN & GANZ, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
98 CUTTERMILL ROAD
GREAT NECK, NEW YORK 11021

(516) 487-0110
Facsimile (516) 487-2928

Member of the American Institute of Certified Public Accountants, SEC Practice Section

Member of The New York State *Society of Certified Public* Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholders of
H.C. Wainright & Co., Inc.:

In planning an performing out audit of the financial statements of H.C. Wainwright & Co., Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 5, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices an procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or if such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.



Goldstein & Ganz, CPA's, P.C.

Great Neck, New York
February 5, 2003